UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Phoenix PharmaLabs, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Utah
>
> ***Date of organization***
> January 23, 2002

Physical address of issuer
709 N 400 W, STE 3, North Salt Lake, UT 84054

Website of issuer
www.phoenixpharmalabs.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$796,285.00	$307,170.00
Cash & Cash Equivalents	$796,285.00	$307,170.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$5,328,028.00	$3,358,257.00
Revenues/Sales	$2,065,804.00	$167,209.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$884,105.00	-$1,015,172.00


May 6, 2024

FORM C-AR

Phoenix PharmaLabs, Inc.




   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Phoenix PharmaLabs, Inc., a Utah Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.phoenixpharmalabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 6, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Phoenix PharmaLabs, Inc. (the "Company") is a Utah Corporation, formed on January 23, 2002.

The Company is located at 709 N 400 W, STE 3, North Salt Lake, UT 84054.

The Company's website is www.phoenixpharmalabs.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Phoenix PharmaLabs (PPL) is a privately held, preclinical drug discovery company focused on the development and commercialization of new potent, non-addictive treatments for pain as well as treatment of addiction. The strategic objective of the company is to enter into license agreements with appropriate market leader(s) that have the resources to maximize the market potential of PPL's drugs. Such licenses would likely be for treatment of pain, opioid addiction, cocaine addiction and animal health. This objective would be monetized through payments of upfront fees, milestone payments and/or royalties from the in- licensing company or companies. The company's strategy for out-licensing is to advance PPL-138 as quickly as possible into human clinical trials, through Phase I and into Phase II to Proof of Concept (POC) in humans at which point it will be ideally positioned for out-licensing. It is possible, however, that the company could enter one or more license agreements or an acquisition or an IPO before that point is reached. At any one of those points investors could realize a return on their investment, although there is no assurance that any of those exit points will be reached.

RISK FACTORS

Risks Related to the Company's Business and Industry

Drug development of new chemical entities depend on the successful transition of complicated and painstaking clinical trials and the associated satisfactory demonstration

of safety and efficacy. Although the molecular backbone underpinning Phoenix's drug

analogs has been evaluated extensively and is presumed to possess predictable

evaluation results, nothing guarantees that some unknown adverse interaction or

unanticipated effect may be discovered. A failure of PPL-138 in either pre-clinical studies or in human clinical trials could put an end to the future of that drug and likely the company as well. In that case it is likely that investors in the company would lose all of their investment principal. Even with the funds raised in this equity offering PPL's financial resources will be limited, so there is no assurance that the company will be able to advance PPL-138 sufficiently through clinical trials for it to be sufficiently attractive to a pharmaceutical company to license or acquire that asset on favorable financial terms. It may be necessary for PPL to raise additional funds following any equity offering in which case the shareholders would be diluted. We anticipate that if PPL-138 demonstrates the same or similar results in human clinical trials as it has so far in animal studies that a large pharmaceutical company will license the drug or acquire the company on favorable financial terms that would yield a favorable return for PPL shareholders. However, there is no assurance that such a license deal or acquisition will be accomplished.

Our short operating history may make it difficult for you to evaluate the success of our business to date and our future viability. Start-up investing is risky. Investing in early stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. We are a development stage biopharmaceutical company with a very limited operating history. Developing and commercializing our current product candidate and any future product candidates will require significant pre-clinical and clinical testing, as well as regulatory approvals for commercialization and marketing before we will be allowed to begin any significant product sales. In addition, commercialization of our product candidates likely would require us to establish a sales and marketing organization and contractual relationships to enable product manufacturing and other related activities. Consequently, it may be difficult for you to make any predictions about our future success or viability.

We have incurred significant losses since inception. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to: gain regulatory approvals for our products that successfully complete clinical trials; maintain, expand and protect our intellectual property portfolio; seek to commercialize our products; hire additional clinical, regulatory, quality control, scientific and management personnel; and, add operational, financial, accounting, facilities engineering, manufacturing and information systems personnel, consistent with expanding our operations. To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our products, obtaining regulatory approval for our products and manufacturing, marketing and selling our products. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the price of our equity securities and could impair our ability to raise capital, expand our business or continue our operations.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect that our research and development expenses will continue to increase in connection with our ongoing activities, particularly as we commence clinical development for our products. We will need to raise additional funds to complete our

planned clinical trial programs. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or delay or abandon the trials. In addition, we expect to incur significant commercialization expenses for product sales and marketing. Accordingly, we expect that we will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts. Our future capital requirements will depend on many factors, including: the scope, progress and results of our research and preclinical development programs; the scope, progress, results, costs, timing and outcomes of the clinical trials of our products; the timing of entering into, and the terms of, one or more collaboration agreements with one or more third parties for our products; the timing of and the costs involved in obtaining regulatory approvals for our products; the costs of operating, expanding and enhancing manufacturing facilities and capabilities to support our clinical activities and our commercialization activities; the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; revenues received from sales of our products; and, the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees. As a result of these and other factors, we expect that we will seek additional funding in the future. We would likely seek such funding through debt or equity financings or some combination of the two. We will also likely seek funding through collaborative arrangements if we determine them to be necessary or appropriate. Additional funding may not be available on acceptable terms, or at all. If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish rights to our technology or products and could result in us receiving only a portion of the revenues associated with the partnered product. If we raise capital

through the sale of equity, or securities convertible into equity, it would result in dilution to our then existing equity holders. If we raise additional capital through the incurrence of indebtedness, we would likely become subject to covenants restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support research and development, clinical or commercialization activities. If we are unable to obtain adequate financing on a timely basis in the future, we would likely be required to delay, reduce or eliminate one or more product development programs.

If we fail to successfully manage our growth, our business could be adversely affected. We anticipate increasing the scale of our operations as we develop our products. If we are unable to manage our growth effectively, our operations and financial condition could be adversely affected. The management of our growth will depend, among other things, upon our ability to develop and improve our operational, financial and management controls, reporting systems and procedures. Furthermore, we may have to make investments in and hire and train additional personnel for our operations, which would result in additional burdens on our systems and resources and require additional capital expenditures.

Our product development programs will be based on novel technologies and are inherently risky. We will be subject to the risks of failure inherent in the development of products based on new technologies. The FDA may not approve our products or may approve them with certain restrictions that may limit our ability to market our products, and our products may not be successfully commercialized, if at all.

Our clinical trials may not be successful. We intend to conduct clinical studies. Preclinical and clinical testing is expensive, difficult to design and implement and can take many years to complete. A failure of one or more of our preclinical studies or clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to obtain regulatory approval or commercialize our products, including: our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we currently expect to be promising; regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site; enrollment in clinical trials may take longer than expected or the clinical trials as designed may not allow for sufficient patient accrual to complete enrollment of the trial; conditions imposed by the FDA or any non-US regulatory authority regarding the scope or design of our clinical trials may require us to submit information to regulatory authorities, ethics committees or others for review and approval; the number of patients required for our clinical trials may be larger than anticipated or participants may drop out of clinical trials at a higher rate than anticipated; third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations in a timely manner; we may have to suspend or terminate clinical trials if we, regulators or institutional review boards determine that the participants are being exposed to unacceptable health risks; we may not be able to demonstrate that our products provide an advantage over current standard of care or future competitive therapies in development; regulators or institutional review boards may require us to hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; the cost of clinical trials may be greater than anticipated; the supply or quality of the materials necessary to conduct

clinical trials may be insufficient or inadequate or we may not be able to reach

agreements on acceptable terms with prospective clinical research organizations; and,

the effects of our formulations may not be the desired effects or may include

undesirable side effects. We have limited experience in conducting and managing the

preclinical development activities and clinical trials necessary to obtain regulatory

approvals, including approval by the FDA. Our limited experience might prevent us

from successfully designing or implementing a clinical trial. We have limited experience

in conducting and managing the application process necessary to obtain regulatory

approvals and might not be able to demonstrate that our products meet the appropriate

standards for regulatory approval. If we are not successful in conducting and managing

our preclinical development activities or clinical trials or obtaining regulatory

approvals, we might not be able to commercialize our products, or might be

significantly delayed in doing so, which will materially harm our business.

We may not be able to secure and maintain relationships with research institutions and
clinical investigators that are capable of conducting and have access to necessary

patient populations for the conduct of our clinical trials. We will rely on research

institutions and clinical investigators to conduct our clinical trials. Our reliance upon

research institutions, including hospitals and clinics, provides us with less control over

the timing and cost of clinical trials and the ability to recruit subjects. If we are unable

to reach agreement with suitable research institutions and clinical investigators on

acceptable terms, or if any resulting agreement is terminated because, for example, the

research institution and/or clinical investigators lose their licenses or permits

necessary to conduct our clinical trials, we may be unable to quickly replace the

research institution and/or clinical investigator with another qualified research

institution and/or clinical investigator on acceptable terms. We may not be able to

secure and maintain agreement with suitable research institutions to conduct our

clinical trials.

Our products may not gain market acceptance, which would have a negative impact on our sales. Our products may not gain market acceptance by physicians, patients, third-party

payors and others in the medical community. If the products do not achieve an

adequate level of acceptance, we may not generate significant product revenue and may

not become profitable. The degree of market acceptance of our products will depend

on a number of factors, including: the prevalence and severity of any side effects,

including any limitations or warnings contained in approved labeling; product pricing; the

willingness of the target patient population to try new therapies and of physicians to

prescribe these therapies; the strength of marketing and distribution support and timing

of market introduction of competitive products; publicity concerning us or competing

products and treatments; and, sufficient third-party insurance coverage or

reimbursement. Our efforts to educate the medical community and third-party payors

on the benefits of our products may require significant resources and may never be

successful. Such efforts to educate the marketplace may require more resources than

are required by the conventional technologies marketed by our competitors.

We will seek to pursue partnership opportunities, licensing relationships and other collaborative relationships that will expand and enhance our product development plans.

Reliance on partnerships, licenses, and collaborative relationships poses a number of

risks, however, including the following: we may face significant competition in seeking

appropriate collaborators and licensees; collaboration and licensing arrangements are

complex and time consuming to negotiate, document and implement; we may not be

successful in our efforts to establish and implement collaborations, licenses or other

alternative arrangements that we might pursue on favorable terms; we may not be able

to effectively control whether our partners will devote sufficient resources to our

programs or products; disputes may arise in the future with respect to the ownership of rights to technology developed with, licensed to or licensed from partners; disagreements with partners and licensees are difficult to resolve and could result in loss of intellectual property rights, delay or terminate the research, development or commercialization of product candidates or result in litigation or arbitration; contracts with partners and licenses may fail to provide sufficient protection of our intellectual property; and we may have difficulty enforcing the contracts if one of these partners or licensees fails to perform. A great deal of uncertainty exists regarding the success of any collaborative efforts. Failure of these efforts could delay, impair or prevent the development and commercialization of our products and adversely affect our business, financial condition, results of operations and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates. The manufacture and sale of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. We face product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. We intend to obtain product liability insurance for our products and development program, but we do not know if we will be able to continue to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities in the future. This type of insurance is expensive and may not be available on acceptable terms. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of its

insurance coverage, if any, may require payment of substantial amounts and have a material adverse effect on our business, financial condition, results of operations or future prospects.

If we are unable to protect our intellectual property, our competitiveness and business prospects may be materially damaged. Our success will depend in part on our ability to protect proprietary technology and to obtain patent protection for our products, prevent third parties from infringing on our patents and refrain from infringing on the patents of others, both domestically and internationally. We believe that we have access to the material intellectual property that we need to develop and commercialize our product candidates as currently contemplated, but in the future we may need access to additional intellectual property if our plans change or unforeseen circumstances arise. Any arrangement with respect to such intellectual property rights may result in dilution to our equity holders and additional debt and royalty obligations and other payment obligations for us. In addition, the patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We intend to actively pursue patent protection for products resulting from our research and development activities that have significant potential commercial value. We may not be able to obtain issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or reduce the term of patent protection we may have for our products. There can be no assurance that any patents obtained will afford us with adequate protection or provide us with any meaningful competitive advantages against these competitors. Changes in either patent laws or in interpretations of patent laws in the US and other countries may diminish the value of our intellectual property or narrow the scope of our patent

protection. In addition, any patents we procure may require cooperation with companies holding related patents and we may have difficulty forming a successful relationship with such other companies. Third parties may claim that we are infringing upon or have misappropriated their proprietary rights. We can give no assurances as to whether any issued patents or patents that may later issue to third parties, would affect our contemplated commercialization of our product candidates. We can give no assurances that such patents can be avoided, invalidated or licensed. With respect to any infringement claim asserted by a third party; we can give no assurances that we will be successful in the litigation or that such litigation would not have a material adverse effect on our business, financial condition, results of operation or prospects. In the event of a successful claim against us for infringement or misappropriation of a third party's proprietary rights, we may be required to: pay damages, including up to treble damages, and the other party's attorneys' fees, which may be substantial; cease the development, manufacture, marketing and sale of products or use of processes that infringe the proprietary rights of others; expend significant resources to redesign our products or our processes so that they do not infringe the proprietary rights of others, which may not be possible; redesign our products or processes to avoid third-party proprietary rights, which means we may suffer significant regulatory delays associated with conducting additional clinical trials or other steps to obtain regulatory approval; and obtain one or more licenses arising out of a settlement of litigation or otherwise from third parties for the infringed proprietary rights, which may not be available to us on acceptable terms or at all. Furthermore, litigation with any third party, even if the allegations are without merit, would likely be expensive and time-consuming and divert management's attention. In addition, we may have to undertake costly litigation to enforce any patents issued or licensed to us or to determine the scope and validity of another party's proprietary rights. An adverse outcome in litigation or interference or

other proceeding in any court or patent office could materially adversely affect our ability to develop and commercialize our products. In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

If we are unable to successfully manage our growth, our business may be harmed. Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed

Certain aspects of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us. The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law and the Public Health Service Act, and any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense

and other regulatory authorities as well as by the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen "relators" under federal or state false claims laws.

Because the results of preclinical studies and early clinical trial are not necessarily predictive of future results, the advancement of our product candidates into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval. Pharmaceutical or biologic development has inherent risk. We will be required to demonstrate through well-controlled clinical trials that our product candidates are effective with a favorable benefit-risk profile for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful as a product candidate in later-staged clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in submission of a BLA to the FDA and even fewer are approved for commercialization.

Any product candidate we may advance into clinical development is subject to extensive regulation, which can be costly and time-consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates. The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our current product candidate or any future product candidate is subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United

States, we are not permitted to market any product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. The FDA or and other regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication; the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States; the results of clinical trials may not meet the level of statistical significance required by the FDA for approval; we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks; the FDA may disagree with our interpretation of data from preclinical studies or clinical trials; the FDA may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or, the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval. With respect to foreign markets, approval procedures vary among countries, and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. Any delay in obtaining, or inability to

obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

Delays in the commencement of clinical trials and delays in the receipt of data from preclinical or clinical trials conducted by third parties could significantly impact our product development costs and the time required to commercialize our products. Before we can initiate clinical trials in the United States for any product candidate, we need to submit the results of preclinical testing to the FDA as part of an IND, along with other information including information about product chemistry, manufacturing and controls and our proposed clinical trial protocol. We currently plan to rely on preclinical, clinical and quality data from third parties for the IND submission for our current product candidate and any future product candidates. If we are unable to use such data for any reason, including reasons outside of our control, it will delay our plans for IND filings, and clinical trial plans. If those third parties do not make this data available to us, we will likely, on our own, have to develop all the necessary preclinical and clinical data which will lead to additional delays and increase the costs of our development of product candidates. In addition, the FDA may require us to conduct additional preclinical testing for any product candidate before it allows us to initiate the clinical testing under any IND, which may lead to additional delays and increase the costs of our preclinical development. Even assuming an active IND for a product candidate, clinical trials can be delayed for a variety of reasons, including delays in: obtaining regulatory clearance to commence a clinical trial; identifying, recruiting and training suitable clinical investigators; reaching agreement on acceptable terms with prospective contract research organizations ("CROs") and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites; obtaining sufficient quantities of a product candidate for use in clinical trials; obtaining IRB or

ethics committee approval to conduct a clinical trial at a prospective site; identifying, recruiting and enrolling patients to participate in a clinical trial; and retaining patients who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process or personal issues. Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Delays in the completion of clinical testing could result in increased costs to us and delay our ability to generate product revenues. Once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results. Further, a clinical trial may be suspended or terminated by us, an IRB, an ethics committee or a Data Monitoring Committee overseeing the clinical trial, any of our clinical trial sites with respect to that site or the FDA or other regulatory authorities due to a number of factors, including: failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; and lack of adequate funding to continue the clinical trial. Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing and the likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must terminate, any clinical trial of any

product candidate, our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, many of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all. We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We intend to use CROs to conduct our planned clinical trials and will rely upon medical institutions, clinical investigators and contract research organizations and consultants to conduct our trials in accordance with our clinical protocols. Our future CROs, investigators and other third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. There is no guarantee that any CROs, investigators and other third parties upon which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, fail to adhere to our clinical protocols or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of

interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated. We operate in highly competitive segments of the pharmaceutical market. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our current product candidate, if successfully developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in medical research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in

identifying and in-licensing new product candidates.

We rely completely on third parties to manufacture our preclinical and clinical pharmaceutical supplies and expect to continue to rely on third parties to produce

commercial supplies of any approved product candidate, and our dependence on third

party suppliers could adversely impact our business. We are completely dependent on

third party manufacturers for product supply. If a third party becomes unable or

unwilling to deliver sufficient quantities of a product candidate to us on a timely basis

and in accordance with applicable specifications and other regulatory requirements,

there could be a significant interruption of our supply, which would adversely affect

clinical development and commercialization of the product. Furthermore, if a third-party

supplier or any other contract manufacturers cannot successfully manufacture

material that conforms to our specifications and with FDA regulatory requirements, we

will not be able to secure and/or maintain FDA approval for our product candidates. We

will also rely on our manufacturers to purchase from third-party suppliers the materials

necessary to produce our product candidates for our anticipated clinical trials. T here

are a small number of suppliers for certain capital equipment and raw materials that are used to manufacture our product candidates. We do not have any control over the

process or timing of the acquisition of these raw materials by our manufacturers.

Moreover, we currently do not have any agreements for the commercial production of

these raw materials. Any significant delay in the supply of a product candidate or the

raw material components thereof for an ongoing clinical trial could considerably delay

completion of our clinical trials, product testing and potential regulatory approval of our

product candidates. We do not expect to have the resources or capacity to

commercially manufacture any of our proposed products, if approved, and will likely

continue to be dependent upon third party manufacturers. Our dependence on third

parties to manufacture and supply us with clinical trial materials and any approved

products may affect our ability to develop and commercialize our products on a timely basis.

If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third-parties to market and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue. We do not currently have the infrastructure for the sales, marketing and distribution of any product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our development partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third-parties on acceptable terms, if at all.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited. Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including: the efficacy and safety as demonstrated in clinical trials; the clinical indications for which the product is approved; acceptance by physicians, major operators of hospitals and

clinics and patients of the product as a safe and effective treatment; the potential and perceived advantages of product candidates over alternative treatments; the safety of product candidates seen in a broader patient group, including its use outside the approved indications; the cost of treatment in relation to alternative treatments; the availability of adequate reimbursement and pricing by third parties and government authorities; relative convenience and ease of administration; the prevalence and severity of adverse events; the effectiveness of our sales and marketing efforts; and unfavorable publicity relating to the product. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

Healthcare reform and restrictions on reimbursements may limit our financial returns. Our ability or the ability of our collaborators to commercialize any of our product candidates that may receive the requisite regulatory approval may depend, in part, on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third-party reimbursement may not be available for our product candidates to enable us or our collaborators to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

We use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly. We may use hazardous materials, including chemicals and biological agents and

compounds that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Our Management may have limits on the time they have to devote to the
Company. The success of the Company will depend in part upon the skill and expertise of the Management. The Management and their affiliates may have

conflicts of interest in allocating management and administrative time, services, and functions among various future entities, as well as other business ventures in which they are or may become involved. The Management and their affiliates will devote only so much of their time to the business of the Company as in their judgment is reasonably required.

Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product candidates, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in

meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which can be identified by, among other things, the use of forward-looking language, such as the words "plans," "intends," "believes," "expects," "anticipates," "estimates," "projects," "potential," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or by discussion of strategy or intentions. Such forward looking statements reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to product development, market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, response of the medical community to our products, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither any Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

Any securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend any Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend any Offering Deadline beyond what is currently stated. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after any Offering Deadline is reached. While you have the right to cancel your investment up to 48 hours before any Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the

new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until any Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end any Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and

likely will not be a public market for the Securities. Because the Securities offered in

any Offering have not been registered under the Securities Act or under the securities

laws of any state or non-United States jurisdiction, the Securities have transfer

restrictions and cannot be resold in the United States except pursuant to Rule 501 of

Regulation CF. It is not currently contemplated that registration under the Securities

Act or other securities laws will be affected. Limitations on the transfer of the shares

of Securities may also adversely affect the price that you might be able to obtain for

the shares of Securities in a private sale. Investors should be aware of the long-term

nature of their investment in the Company. Investors in this Offering will be required

to represent that they are purchasing the Securities for their own account, for

investment purposes and not with a view to resale or distribution thereof.

Investors may not be entitled to any inspection or information rights other than those required by Regulation CF or Regulation D, or any Utah state laws.

Investors may not have the right to inspect the books and records of the Company or to

receive financial or other information from the Company, other than as required by

Regulation D or CF, or from Utah statutes. Other security holders of the Company may have such rights. Regulation

CF, for example, requires only the provision of an annual report on Form C and no additional

information – there are numerous methods by which the Company can terminate annual

report obligations, resulting in no information rights, contractual, statutory or

otherwise, owed to Investors. This lack of information could put Investors at a

disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon any Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue

additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of any Offering. Each such round of financing (whether raised on a platform or individual investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is very much a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for any Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may

affect us. Moreover, the Company cannot predict whether the Company will

successfully effectuate the Company's current business plan. Each prospective

Investor is encouraged to carefully analyze the risks and merits of an investment in the

Securities and should take into consideration when making such analysis, among other,

the Risk Factors discussed above.

ANY SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON

CONSIDERING THE PURCHASE OF ANY SECURITIES SHOULD BE AWARE OF

THESE AND OTHER FACTORS SET FORTH IN ANY OFFERING STATEMENT

AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL

ADVISORS PRIOR TO MAKING AN INVESTMENT IN ANY SECURITIES.

SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD

TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Phoenix PharmaLabs (PPL) is a privately held, preclinical drug discovery company focused on the development and commercialization of new potent, non-addictive treatments for pain as well as treatment of addiction. The strategic objective of the company is to enter into license agreements with appropriate market leader(s) that have the resources to maximize the market potential of PPL's drugs. Such licenses would likely be for treatment of pain, opioid addiction, cocaine addiction and animal health. This objective would be monetized through payments of upfront fees, milestone payments and/or royalties from the in- licensing company or companies. The company's strategy for out-licensing is to advance PPL-138 as quickly as possible into human clinical trials, through Phase I and into Phase II to Proof of Concept (POC) in humans at which point it will be ideally positioned for out-licensing. It is possible, however, that the company could enter one or more license agreements or an acquisition or an IPO before that

point is reached. At any one of those points investors could realize a return on their investment, although there is no assurance that any of those exit points will be reached.

Business Plan

Phoenix PharmaLabs (PPL) is a privately held, preclinical drug discovery company focused on the development and commercialization of new potent, non-addictive treatments for pain as well as treatment of addiction. The strategic objective of the company is to enter into license agreements with appropriate market leader(s) that have the resources to maximize the market potential of PPL's drugs. Such licenses would likely be for treatment of pain, opioid addiction, cocaine addiction and animal health. This objective would be monetized through payments of upfront fees, milestone payments and/or royalties from the in-licensing company or companies. The company's strategy for out-licensing is to advance PPL-138 as quickly as possible into human clinical trials, through Phase I and into Phase II to Proof of Concept (POC) in humans at which point it will be ideally positioned for out-licensing. It is possible, however, that the company could enter one or more license agreements or an acquisition or an IPO before that point is reached. At any one of those points investors could realize a return on their investment, although there is no assurance that any of those exit points will be reached.

Intellectual Property

The Company's technology is protected by a number of issued patents from the United States and a number of other countries, as well as by closely-guarded trade secrets.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 709 N 400 W, STE 3, North Salt Lake, UT 84054

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timmy Chou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2004 - Present, Director, Vice President, CFO, Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2023 - Present, Sonique Medical Inc., President & CEO – 2022 - Present, Astragen Bio, Inc., CFO – 2016 - Present, Majelco Medical Inc., CFO – 1998 - Present, Spectra Consulting Group PLLC, Managing Member

Education

Name

William W. Crossman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2010 - Present, Director, President & CEO, General Management

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Dr. John A. Lawson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2002 - Present, Founder, Chairman of the Board, Chief Scientist

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Lawrence Toll PhD

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2002 - Present, Director, Founder, Chief Neuropharmacologist, Scientific and Medical Management

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2011 - 2009 Torrey Pines Research Institute, Sr. Director Academic Research – 2019 - Present, Florida Atlantic University, Professor

Education

Name

Chris Tew

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2004 - Present, Director, Vice President, Business Development

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2007 - Present, Multi-Channel Marketing LLC, President & CEO – 2018 - Present, Firehouse Group LLC, Managing Member – 2001 - Present, Tew by 4, LLC, Managing Member

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timmy Chou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2004 - Present, Vice President, CFO, Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2023 - Present, Sonique Medical Inc., President & CEO – 2022 - Present, Astragen Bio, Inc., CFO – 2016 - Present, Majelco Medical Inc., CFO – 1998 - Present, Spectra Consulting Group PLLC, Managing Member

Education

Name

William W. Crossman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2010 - Present, President & CEO, General Management

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Dr. John A. Lawson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2002 - Present, Founder, Chairman of the Board, Chief Scientist

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

Lawrence Toll

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2002 - Present, Director, Founder, Chief Neuropharmacologist, Scientific and Medical Management

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2011 - 2009 Torrey Pines Research Institute, Sr. Director Academic Research – 2019 - Present, Florida Atlantic University, Professor

Education

Name

Chris Tew

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2004 - Present, Director, Vice President, Business Development

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2007 - Present, Multi-Channel Marketing LLC, President & CEO – 2018 - Present, Firehouse Group LLC, Managing Member – 2001 - Present, Tew by 4, LLC, Managing Member

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	26,790,283
Voting Rights	Yes
Anti-Dilution Rights	No
Other Material Terms or information.	TBD

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	No
Anti-Dilution Rights	Possible
Other Material Terms or information.	TBD

The Company has the following debts outstanding, not including Convertible Notes Securities:

Type of debt	Accrued Compensation
Name of creditor	William Crossman
Amount outstanding	$1,704,434.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	None, statutory
Maturity date	December 31, 2030
Other material terms	No trigger events at maturity

Type of debt	Reimbursed Costs
Name of creditor	Peng Yang
Amount outstanding	$7,880.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	none
Maturity date	December 31, 2030
Other material terms	No trigger events at maturity

Type of debt	Accrued Compensation
Name of creditor	Timmy Chou
Amount outstanding	$560,418.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	None, statutory
Maturity date	December 31, 2030
Other material terms	No trigger events at maturity

Type of debt	Accrued Compensation
Name of creditor	Chris Tew
Amount outstanding	$375,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	None, statutory
Maturity date	December 31, 2030
Other material terms	No trigger events at maturity

Type of debt	Accrued Compensation
Name of creditor	Lawrance Toll
Amount outstanding	$303,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	none
Describe any collateral or security	None, statutory
Maturity date	December 31, 2030
Other material terms	No trigger events at maturity

The total amount of outstanding debt of the company is $2,950,732.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,072,990	$1,072,990.00	Contract Research Organization - Subcontractors, Consulting Fees & Expense, Legal/IP/Insurance/Misc Overhead.	March 1, 2019	Regulation CF
Common Stock	210,000	$210,000.00	Compensation for Directors, Officers, and Promoters, Contract Research Organization - Subcontractors, Consulting Fees & Expense, Legal/IP/Insurance/Misc Overhead.	October 5, 2020	Rule 506(c)
Common Stock	442,000	$442,000.00	Proceeds to be used to develop oral or sublingual formulations of PPL-103 and PPL-138.	June 17, 2021	Rule 506(b)
Common Stock	1,065,500	$1,065,500	Intermediary Fees, Developing oral	July 18, 2021	Regulation CF

			formulations, Preparation for Phase 1 Trials, Salaries		

Ownership

There are no beneficial owners who own 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Our loss from operations amounted to $884,105 for the year ended December 31, 2023, as compared to a loss from operations of $1,115,172 for the year ended December 31, 2022. The decrease in our operating loss was primarily attributable to a decrease in debt-based compensation to December 31, 2023, as compared to the year ended December 31, 2022, since certain of management were compensated, or partially compensated, via Grant Funds. In both years, the negative cash flow from operations was funded by financing activities and Grant funds. In the year ended December 31, 2023, the Company received $2,104,500 in proceeds from the issuance of convertible notes. In the year ended December 31, 2022, the Company received $627,000 in proceeds from the issuance of convertible notes. The Company has a cash balance of $622,313 at the time of this annual report. The Company makes operating decisions within its ability to raise adequate financing sufficient to fund its priorities. We currently have no operational revenues, and no revenues are anticipated anytime in the short to intermediate term. Our fixed overhead costs are approximately $30,700 per month, but at least some portions of these monthly expenses are being paid by Grant funding through at least July of 2025, and some of these amounts are currently being accrued as balance sheet liabilities without interest. Therefore, our monthly cash burn is significantly reduced, other than some non-material costs such as licenses and permits, minimum internet fees, travel, and ongoing legal work, The Company is currently receiving income and prosecuting work under two Federal grants, however funding from these grants is tightly regulated and funding is restricted to pay for specifically authorized purposes of the grant, and may not be used for costs related to any Offering or for general compensation or other Company administrative costs. In the year ended December 31,

2023, the Company received $2,065,804 in proceeds from Federal Grant funds. In the year ended December 31, 2022, the Company received $167,209 in proceeds from Federal Grant funds. As of December 31, 2023 the Company has $6,770,479 in remaining Federal Grant funds available. The December 31, 2023 Balance Sheet of the Company lists related-party liabilities of $2,950,732. Current management members are accruing compensation on an ongoing basis to the extent compensation is not provided within currently funded Grants or subsidized from working capital. Currently the amounts due to related parties are accruing with no interest, nor are they being amortized, and there is no agreement between related parties and the Company to begin to amortize payments. The Company does not intend to use funds raised from any offering to substantially reduce or amortize these accrued amounts due, however there is no agreement in place precluding the Company from making payments if it chooses. The Company does intend to reduce accruing compensation due to its management, as the needs and goals of the Company dictate, and begin or continue prudent cash compensation of its management from the proceeds of any offering, or from Grant funds allocated for compensation.

Liquidity and Capital Resources

On March 1, 2019 the Company conducted an offering pursuant to Regulation CF and raised $1,072,990.00.

On October 5, 2020 the Company conducted an offering pursuant to Rule 506(c) and raised $210,000.00.

On June 17, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $442,000.00.

On July 18, 2021 the Company conducted an offering pursuant to Regulation CF and raised $1,065,500.

On December 31, 2022 the Company an offering pursuant to Rule 506(b) and raised $627,000.00

On December 31, 2023 the Company an offering pursuant to Rule 506(b) and raised $2,104,500.00

The Company does not have any additional sources of capital other than the proceeds from capital raises and Grant funding.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation D or CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Timmy Chou
(Signature)

Timmy Chou
(Name)

Vice President, CFO, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Timmy Chou
(Signature)

Timmy Chou
(Name)

Vice President, CFO, Secretary
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Phoenix PharmaLabs, Inc.

A Utah Corporation

Financial Statements (Unaudited)

December 31, 2022 & 2023

PHOENIX PHARMALABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2022 and 2023

	2022	2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 307,170	$ 796,285
Other assets	-0-	-0-
Total Current Assets	307,170	796,285
TOTAL ASSETS	$ 307,170	$ 796,285
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 56,601	$ 272,796
Convertible Notes	627,000	2,104,500
Related party loans payable – long term	2,674,656	2,950,732
Total Liabilities	3,358,257	5,328,028
Total Liabilities	3,358,257	5,328,028
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.0001, 5,000,000 shares authorized, 2023 -0- shares issued and outstanding as of Dec. 31,		
Common Stock, $0.0001 par, 55,000,000 shares authorized, 30,480,869 and 30,944,285 shares issued and outstanding as of December 31, 2022 and 2023, respectively.	3,048	3,094
Net Income	(1,014,171)	(884,105)
Paid in Capital	8,734,757	8,048,140
Accumulated deficit	(10,774,767)	(11,698,872
Total Stockholders' Equity/(Deficit)	(3,051,087)	(4,531,743)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 307,170	$ 796,285

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2022 and 2023

	2022	2023
Net revenues	$ 167,209	$ 2,065,804
Costs of net revenues		
Gross profit/(loss)	167,209	2,065,804
Operating Expenses:		
Compensation paid by debt	310,000	380,000
General & administrative	217,238	146,773
Research & development	655,143	2,423,136
Total Operating Expenses	1,182,381	2,949,909
Loss from operations	(1,015,172)	(884,105)
Other Income/(Expense):		
Interest expense		-
Total Other Income/(Expense)		-
Provision for income taxes	-	-
Net loss	$ (1,015,172)	$ (884,105)